TRINIDAD
ENERGY SERVICES INCOME TRUST


06012354


SEC MAIL PROCESSING
RECEIVED
APR 06 2006
WASH, D.C.
156
SECTION

March 20, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

82-34867

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for March 17, 2006. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom for:

E. Tara Wood
Executive Assistant

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD

ENERGY SERVICES INCOME TRUST


SEC MAIL
PROCESSING
RECEIVED
SECTION
WASH. D.C.
156

FOR IMMEDIATE RELEASE: Friday March 17, 2006
TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES THE AMALGAMATION OF ITS SUBSIDIARY WITH MASTCO DERRICK SERVICE LTD.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the amalgamation of one of its wholly owned subsidiaries with Mastco Derrick Service Ltd. Total consideration paid by Trinidad in the transaction was $61.8 million dollars, comprised of $37.1 million in cash and $24.7 million in trust units of the Trust. The Trust units were issued at a price of $ 16.54 per unit. The transaction will provide Trinidad with all the facilities, assets, inventory and employees of Mastco.

Mastco is a leader in the design, manufacture, sale and refurbishment of customized land based drilling rigs and related equipment. Mastco also designs, manufactures, sells and refurbishes service rigs and other oilfield equipment for North America and global markets. Mastco's fabrication and engineering capabilities are ISO 9001 certified and equipment is all manufactured to industry accepted quality standards. In addition, Mastco complies with all industry recognized API and Transport Canada required certifications. In addition to these capabilities, Mastco also has distribution rights with several key component manufacturers and strategic suppliers. Mastco has been a key business partner of Trinidad's for a number of years. Mastco, working with Trinidad's senior operational management, has been instrumental in the development and engineering of new equipment and rig design that has allowed Trinidad to be a preferred contractor for some of the largest Oil and Gas companies in the industry. As result of the growth in Trinidad's overall rig fleet both in Canada and in the United States, Trinidad feels it is critical to secure these engineering and fabrication capabilities. The benefits of owning and operating Mastco as a subsidiary of Trinidad are as follows:

- Mastco has strategic business relationships and key distributions rights which provide improved access to equipment suppliers, better pricing and delivery on equipment and components.
- Provides Trinidad with significant savings on its current construction program by eliminating the profit margins currently paid on fabrication of the rigs.
- Improves operational flexibility in terms of ongoing maintenance and recertification that will maximize utilization and cashflow.

- Lowers overall maintenance costs by eliminating a large part of the profit components attached to fabrication and rig certification.

- Enhances Trinidad's capability to deliver on its current $ 160 million dollar Canadian rig construction program in a timely manner, which is on focused adding to rigs to the fleet and generating cashflow as quickly as possible.

- Positions Trinidad to continue to successfully capture ongoing construction opportunities with improved engineering, fabrication, and delivery capabilities.

- Positions Trinidad to better compete against other large integrated drilling contractors with manufacturing and fabrication capabilities.

- Allows Trinidad to protect the development of its market driven rig technology and design for the benefit of Trinidad's unitholders.

As part of the acquisition, Mr. Lionel Gartner has agreed to assume the position of Chief Operating Officer with Mastco which will operate as a subsidiary of Trinidad. Mr. Gartner has over 30 years experience in the drilling, well service and equipment fabrication business. Mr. Gartner brings a wealth of experience and expertise to Trinidad's management team and will play an important role in the management and expansion of Trinidad.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. With the completion of the acquisition of the Cheyenne rigs and with new rig construction, the Trust will have 101 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 16 service rigs that have been completely retrofitted or are new within the past five years and 1 more service rig currently under construction. Trinidad also operates 17 pre-set and coring rigs. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

This news release may contain forward-looking statements concerning the anticipated performance of the Trust. Forward-looking statements are based on the estimates and opinions of management at the date the statements are made, and, subject to applicable security laws, the Trust undertakes no obligation to update forward-looking statements if conditions or opinions should change.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the trust units in any jurisdiction. The trust units offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Michael Heier, Chairman and Chief Executive Officer or Brent Conway, Chief Financial Officer
at 403.265-6525
Fax: 403.265-4168
E-mail: info@trinidaddrilling.com

The Toronto Stock Exchange has neither approved nor disapproved
the information contained herein.